Exhibit 23.5
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Dex Media, Inc.
We consent to the use of our report dated March 14, 2003, with respect to the combined statements of operations, changes in owner deficit and comprehensive income, and cash flows of the operations of Qwest Dex Holdings, Inc. a Colorado corporation and wholly owned subsidiary of Qwest Communications International Inc.) and subsidiary in the states of Colorado, Iowa, Minnesota, Nebraska, New Mexico, North Dakota, and South Dakota, hereinafter referred to as Dex East (as more fully described in note 1 to the combined financial statements) for the period from January 1, 2002 to November 8, 2002, incorporated by reference in this Registration Statement on Form S-4 of R.H. Donnelley Corporation, and to the references to our firm under the headings “Selected Historical Financial Data of Dex Media,” and “Experts” in this Registration Statement.

KPMG LLP
Denver, Colorado
November 2, 2005